UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
SAGE THERAPEUTICS, INC.
(Name of Subject Company (Issuer))
Saphire, Inc.
(Offeror)
A Wholly Owned Subsidiary of
SUPERNUS PHARMACEUTICALS, INC.
(Parent of Offeror)
Common Stock par value $0.0001 per share
(Title of Class of Securities)
78667J108
(CUSIP Number of Class of Securities)
Timothy C. Dec
Senior Vice President and Chief Financial Officer
Supernus Pharmaceuticals, Inc.
9715 Key West Ave
Rockville, Maryland 20850
Telephone: (301) 838-2500
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)
With copies to:
Mark I. Gruhin, Esq.
George A. Naya, Esq.
Saul Ewing LLP
1919 Pennsylvania Avenue NW, Suite 550
Washington, DC 20006
Telephone: (202) 333-8800
□
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒
Third-party tender offer subject to Rule 14d-1.

☐
Issuer tender offer subject to Rule 13e-4.

☐
Going-private transaction subject to Rule 13e-3.

☐
Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
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Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

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Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by Saphire, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Supernus Pharmaceuticals, Inc., a Delaware corporation (“Supernus”). This Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Sage Therapeutics, Inc., a Delaware corporation (“Sage”), in exchange for (a) $8.50 per Share, in cash, subject to any withholding of taxes and without interest, plus (b) one non-transferable and non-tradable contingent value right per Share (a “CVR”), which represents the right to receive the Milestone Payments (as defined in the Offer to Purchase dated July 2, 2025 (together with any amendments, supplements or modifications thereto, the “Offer to Purchase”)), which amounts will become payable, if at all, if specified milestones are achieved prior to the applicable Milestone Deadline Date (as defined in the Offer to Purchase (the “Offer Price”), on the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (together with any amendments, supplements or modifications thereto, the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.
All information contained in the Offer to Purchase (including Schedule I to the Offer to Purchase) and the accompanying Letter of Transmittal is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO.
The Agreement and Plan of Merger, dated June 13, 2025 (as it may be amended from time to time, the “Merger Agreement”), by and among Sage, Supernus and Purchaser, a copy of which is attached as Exhibit (d)(1) hereto, and the Form of Contingent Value Rights Agreement, by and among Supernus and a rights agent mutually agreeable to Supernus and Sage, a copy of which is attached as Exhibits (d)(2) hereto, are incorporated herein by reference with respect to Items 4, 5, 6 and 11 of this Schedule TO.
Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.
Item 1.   Summary Term Sheet.
The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.
Item 2.   Subject Company Information.
(a)   The name of the subject company and the issuer of the securities to which this Schedule TO relates is Sage Therapeutics, Inc., a Delaware corporation. Sage’s principal executive offices are located at 55 Cambridge Parkway, Cambridge, Massachusetts 02142. Sage’s telephone number is 617-299-8380.
(b)   This Schedule TO relates to the outstanding Shares. Sage has advised Purchaser and Supernus that, as of the close of business on June 27, 2025 (the most recent practicable date), 62,631,252 Shares were issued and 62,628,219 Shares were outstanding.
(c)   The information set forth in Section 6 (entitled “Price Range of Shares; Dividends on the Shares”) of the Offer to Purchase is incorporated herein by reference.
Item 3.   Identity and Background of the Filing Person.
(a) – (c) This Schedule TO is filed by Purchaser and Supernus. The information set forth in Section 8 (entitled “Certain Information Concerning Supernus and Purchaser”) of the Offer to Purchase and Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.   Terms of the Transaction.
(a)(1)(i) – (viii), (xii), (a)(2)(i) – (iv), (vii) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
the “Summary Term Sheet”

•
the “Introduction”

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Section 1 — “Terms of the Offer”

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Section 2 — “Acceptance for Payment and Payment for Shares”

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Section 3 — “Procedures for Accepting the Offer and Tendering Shares”

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Section 4 — “Withdrawal Rights”

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Section 5 — “Material U.S. Federal Income Tax Considerations”

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Section 11 — “The Merger Agreement; CVR Agreement”

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Section 12 — “Purpose of the Offer; Plans for Sage”

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Section 13 — “Certain Effects of the Offer”

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Section 15 — “Conditions of the Offer”

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Section 16 — “Certain Legal Matters; Regulatory Approvals”

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Section 17 — “Appraisal Rights”

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Section 19 — “Miscellaneous”

(a)(1)(ix) — (xi), (a)(2)(v) — (vi) Not applicable.
Item 5.   Past Contacts, Transactions, Negotiations and Agreements.
(a), (b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
the “Summary Term Sheet”

•
the “Introduction”

•
Section 8 — “Certain Information Concerning Supernus and Purchaser”

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Section 10 — “Background of the Offer; Past Contacts or Negotiations with Sage”

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Section 11 — “The Merger Agreement; CVR Agreement”

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Section 12 — “Purpose of the Offer; Plans for Sage”

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Schedule I

Item 6.   Purposes of the Transaction and Plans or Proposals.
(a), (c)(1) – (7) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
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the “Summary Term Sheet”

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the “Introduction”

•
Section 10 — “Background of the Offer; Past Contacts or Negotiations with Sage”

•
Section 11 — “The Merger Agreement; CVR Agreement”

•
Section 12 — “Purpose of the Offer; Plans for Sage”

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Section 13 — “Certain Effects of the Offer”

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Schedule I

Item 7.   Source and Amount of Funds or Other Consideration.
(a)   The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
the “Summary Term Sheet”

•
Section 9 — “Source and Amount of Funds”

(b), (d) Not applicable.
Item 8.   Interest in Securities of the Subject Company.
(a)   The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
the “Summary Term Sheet”

•
Section 8 — “Certain Information Concerning Supernus and Purchaser”

•
Section 11 — “The Merger Agreement; CVR Agreement”

•
Section 12 — “Purpose of the Offer; Plans for Sage”

•
Schedule I

(b)   The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
Section 8 — “Certain Information Concerning Supernus and Purchaser”

•
Schedule I

Item 9.   Persons/Assets, Retained, Employed, Compensated or Used.
(a)   The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
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the “Summary Term Sheet”

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Section 3 — “Procedures for Accepting the Offer and Tendering Shares”

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Section 10 — “Background of the Offer; Past Contacts or Negotiations with Sage”

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Section 18 — “Fees and Expenses”

Item 10.   Financial Statements.
Not applicable.
Item 11.   Additional Information.
(a)(1)   The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
Section 8 — “Certain Information Concerning Supernus and Purchaser”

•
Section 10 — “Background of the Offer; Past Contacts or Negotiations with Sage”

•
Section 11 — “The Merger Agreement; CVR Agreement”

•
Section 12 — “Purpose of the Offer; Plans for Sage”

(a)(2)   The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
Section 12 — “Purpose of the Offer; Plans for Sage”

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Section 15 — “Conditions of the Offer”

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Section 16 — “Certain Legal Matters; Regulatory Approvals”

(a)(3)   The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
Section 15 — “Conditions of the Offer”

•
Section 16 — “Certain Legal Matters; Regulatory Approvals”

(a)(4)   The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
Section 13 — “Certain Effects of the Offer”

(a)(5)   The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
Section 16 — “Certain Legal Matters; Regulatory Approvals”

(c)   The information set forth in the Offer to Purchase is incorporated herein by reference.
Item 12.   Exhibits.
Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated July 2, 2025.*
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*
(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Summary Advertisement, published in the New York Times on July 2, 2025.*
(a)(5)(A)	Joint Press Release issued by Supernus and Sage on June 16, 2025 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Supernus on June 16, 2025).
(a)(5)(B)	Investor Presentation issued by Supernus on June 16, 2025 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Supernus on June 16, 2025).
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated June 13, 2025, by and among Supernus Pharmaceuticals, Inc., Saphire, Inc. and Sage Therapeutics, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Supernus Pharmaceuticals, Inc. on June 16, 2025 (File No. 001-36544)).
(d)(2)	Form of Contingent Value Rights Agreement.*
(d)(3)	Mutual Non-Disclosure Agreement, dated January 24, 2025, by and among Supernus Pharmaceuticals, Inc. and Sage Therapeutics, Inc.*
(d)(4)	Confidentiality Agreement, dated February 5, 2025, by and among Supernus Pharmaceuticals, Inc. and Sage Therapeutics, Inc.*
(g)	Not applicable.
(h)	Not applicable.
107	Filing Fee Table.*

*
Filed herewith.

SIGNATURES
After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Saphire, Inc.
Date: July 2, 2025	By: /s/ Jack A. Khattar
Name: Jack A. Khattar
Title: President and Treasurer
Supernus Pharmaceuticals, Inc.
By: /s/ Timothy C. Dec
Name: Timothy C. Dec
Title: Senior Vice President and Chief Financial Officer